FORM 5                Securities and Exchange Commission
Form 3 Holdings            Washington, DC 20549
 Reported []
Form 4 Transactions
 Reported [X]

              Annual Statement of Changes in Beneficial Ownership

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the
                        Investment Company Act of 1940


1.   Name and Address of Reporting Person   5. If Amendment, Date of Original
                                            (Month/Year)
   Adams        John            J
   ------------------------------------      -------------------------------
   (Last)          First        Middle

   71 Sandpiper Drive                     6. Relationship of Reporting
   ------------------------------------    Person(s) to Issuer
                 (Street)                    (Check all applicable)
   Hackettstown    NJ           07840        _X  Director    __ 10% Owner
   ------------------------------------      _X  Officer     __ Other (Specify)
   (City)         (State)        (Zip)            (title)               below)
                                             VP, - CMO
                                             -------------   ----------------

2.   Issuer Name and Trading Symbol          7.Individual or Joint/Group Filing
   DCI Telecommunications, Inc. DCTC         _X Form filed by One Reporting
   ------------------------------------           Person
                                             __ Form filed by More than One
3. IRS Identification Number of Reporting         Reporting Person
    Person, if an entity (Voluntary)


4.   Statement for Month/Year
     May / 1999
   --------------------------

_____________________________________________________________________________

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially
             Owned

1. Title   2. Trans-  3.Trans- 4.Securities   5.Amount     6.Owner- 7.Nature
   of         action    action   Acquired (A)  of            ship     of
   Security   Date      Code     or Disposed   Securities    Form:   Indirect
              (Month/            of (D)        Beneficially  Direct   Benef-
                Day/                           Owned at end  or       cial
               Year)                           of Issuer's   Indirect Owner-
                                               Fiscal Year             ship

DCI Telecom.
Common Stock  01/05/98     S     50,000 D                        D
------------ -------   -------  ------------   ----------    -------- -----
DCI Telecom.
Common Stock  08/10/98     S      2,500 D                        D
------------ -------   -------  ------------   ----------    -------- -----
DCI Telecom.
Common Stock  08/11/98     S      9,000 D                        D
------------ -------   -------  ------------   ----------    -------- -----
DCI Telecom.
Common Stock  08/12/98     S      5,000 D                        D
------------ -------   -------  ------------   ----------    -------- -----
DCI Telecom.
Common Stock  08/13/98     S      6,000 D                        D
------------ -------   -------  ------------   ----------    -------- -----
DCI Telecom.
Common Stock  08/19/98     S      1,000 D                        D
------------ -------   -------  ------------   ----------    -------- -----
DCI Telecom.
Common Stock  08/31/98     S      1,000 D                        D
------------ -------   -------  ------------   ----------    -------- -----
DCI Telecom.
Common Stock  09/11/98     S      1,000 D                        D
------------ -------   -------  ------------   ----------    -------- -----
DCI Telecom.
Common Stock  09/22/98     S      3,000 D                        D
------------ -------   -------  ------------   ----------    -------- -----
DCI Telecom.
Common Stock  09/28/98     S      2,000 D                        D
------------ -------   -------  ------------   ----------    -------- -----
DCI Telecom.
Common Stock  10/05/98     S      1,500 D                        D
------------ -------   -------  ------------   ----------    -------- -----
DCI Telecom.
Common Stock  10/20/98     S      1,500 D                        D
------------ -------   -------  ------------   ----------    -------- -----
DCI Telecom.
Common Stock  10/30/98     S      1,500 D                        D
------------ -------   -------  ------------   ----------    -------- -----
DCI Telecom.
Common Stock  11/06/98     S      1,000 D                        D
------------ -------   -------  ------------   ----------    -------- -----
DCI Telecom.
Common Stock  11/12/98     S      1,000 D                        D
------------ -------   -------  ------------   ----------    -------- -----
DCI Telecom.
Common Stock  11/24/98     S        575 D                        D
------------ -------   -------  ------------   ----------    -------- -----
DCI Telecom.
Common Stock  12/10/98     S      1,000 D                        D
------------ -------   -------  ------------   ----------    -------- -----
DCI Telecom.
Common Stock  01/18/99     M     35,000 A                        D
------------ -------   -------  ------------   ----------    -------- -----
DCI Telecom.
Common Stock  02/01/99     S      5,000 D                        D
------------ -------   -------  ------------   ----------    -------- -----
DCI Telecom.
Common Stock  02/02/99     S      5,000 D                        D
------------ -------   -------  ------------   ----------    -------- -----
DCI Telecom.
Common Stock  02/03/99     S      2,500 D                        D
------------ -------   -------  ------------   ----------    -------- -----
DCI Telecom.
Common Stock  02/04/99     S      5,000 D                        D
------------ -------   -------  ------------   ----------    -------- -----
DCI Telecom.
Common Stock  02/05/99     S      5,000 D                        D
------------ -------   -------  ------------   ----------    -------- -----
DCI Telecom.
Common Stock  02/08/99     S      2,500 D                        D
------------ -------   -------  ------------   ----------    -------- -----
DCI Telecom.
Common Stock                                      6,000          D
------------ -------   -------  ------------   ----------    -------- -----

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
             (e.g. puts, calls, warrants, options, convertible securities)

1.Title of      2.Conver-   3.Trans-  4. Trans- 5.Number of  6.Date
  Derivative      sion or     action     Code    Deriva-       Exer-
  Security        Exercise    date               tive          cisable
                  Price of                       Secur-        and
                  Deri-                          ities         Expir-
                  vative                         Acquired      ation
                  Security                       or            Date
                                                 Disposed
                                                 of

                                         Cod    (A)  (D)     Exer     Expire

Options            $0.1875     --         --     --    --   08/02/96  04/12/01
--------------     --------   ------     -----  ----  ---    ------  -------
Options            $0.1875     --         --     --    --   08/09/96  04/12/01
---------------    --------   ------     -----  ----  ---    ------  -------
Options            $0.68       --         --     --    --   10/15/98
                                                            thru
                                                            04/01/99  10/15/03
---------------    --------   ------     -----  ----  ---    ------- -------

---------------    --------   ------     -----  ----  ---    ------- -------

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
             (e.g. puts, calls, warrants, options, convertible securities)

7.Title      8. Price    9. Number    10. Owner-     11. Nature
  & Amount      of          of            ship           of
  of            Deriv-      Deriv-        Form           Indirect
  Underlying    ative       ative         of             Benefi-
  Securities    Security    Secur-        Deriv-         cial
                            ities         ative          Owner-
                            Bene-         Secur-         ship
                            ficially      ity
                            Owned at      Direct
                            End of        or
                            Year          Indirect

 Common           --         50,000         D             --
 ----------    --------     -------       -------       -------
 Common           --         50,000         D             --
 ----------    --------     -------       -------       -------
 Common           --        214,574         D             --
 ----------    --------     -------       -------       -------

 ----------    --------     -------       -------       -------

 ----------    --------     -------       -------       -------


Explanation of Responses:

All options represent the right to purchase DCI common shares.

Effective October 15, 1998 the exercise price with respect to an aggregate of 109,574 options for the reporting individual to purchase common stock previously granted was amended in connection with the cancellation of such previously outstanding options in exchange for a new grant of an equal number of options under the company's stock option plan. The exercise price of the new options is equal to the fair market value of the company's common stock on the date of the grant.

Options for 50,000 shares were exercised and all shares were used by the company as security for an equity financing transaction. Effective January 5, 1998 control of all shares was passed to the financiers. No consideration was received by the reporting individual for the transfer.



                                        /S/ John J. Adams         May 6, 1999
                                        _____________________     _________
                                        Signature of Reporting       Date
                                         Person